Exhibit 1.05

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software’s Respond Product Line Delivers First Half 2008 License Sales that Exceed all of
2007

Enterprise Complaint and Feedback Management Applications Gaining Strong Momentum as Companies
Look to Improve Customer Retention

HONG KONG, ATLANTA—August 1, 2008—CDC Software, a wholly-owned subsidiary of CDC Corporation and a provider of industry-specific enterprise software and services, today announced its CDC Respond product line, a suite of enterprise complaint and feedback management solutions, has demonstrated an approximate 62 percent increase in license revenue growth for the first half of 2008 compared to the same period a year earlier and a 133 percent increase in license sales for the second quarter of 2008 compared to the same quarter last year.

For the first half of 2008, 54 percent of the license revenue for CDC Respond was generated from new customers and 46 percent from existing customers. Of that license revenue, 44 percent of customers were from the financial services sector, 25 percent from the government sector with the remainder coming from the utilities and general business sectors. Over the last several quarters, CDC Respond has generated new business with both new and existing customers including: Telford & Wrekin Council and Essex County Council, both of whom are United Kingdom government organizations, United Utilities, a U.K. utility, and a leading United States-based bank, which represents a seven figure transaction and the largest CDC Respond sales deal to-date.

Since CDC Software acquired Respond Group in February 2007, several new CDC Respond products have been launched and CDC Respond has seen a rapid growth in sales. “We believe that this growth trend is primarily a result of market conditions forcing organizations to use customer retention and customer service as competitive differentiators,” said James Heavey, president, CDC Respond product line, CDC Software.

“The success of CDC Respond shows there is robust opportunities in the enterprise complaints management market,” according to Andy Hayler, Bloor Research. “The new products demonstrate ongoing innovation and the impressive customer case studies, including a major U.K. retail bank deployment of 32,000 licenses worldwide, suggest CDC Respond is headed for continued success.”

“We are very pleased to see such strong organic growth for CDC Respond with the first half license sales for 2008 exceeding the whole year of 2007,” said Bruce Cameron, executive vice president, Worldwide Sales and Marketing, CDC Software. “In a slower economy, companies are looking at innovative technology solutions such as CDC Respond to help them increase customer satisfaction and retention. We believe that CDC Respond is strategically well positioned as a leading solution provider in this space. We have and are continuing to see strong traction and our second half pipeline reflects this. We want to build on the strong momentum we generated over the last few quarters, including record license sales in the United States and United Kingdom, including a multi-million dollar transaction with a leading commercial bank in the United States.”

About CDC Respond
CDC Respond is a market-leading suite of complaint and feedback management applications designed specifically to improve the customer experience. The solution enables organisations to extend and improve customer service capabilities to front-line staff, while providing extensive management information to drive change and improve business practices. The solution is proven to deliver cost reductions and improved services as well as increased efficiency, customer satisfaction and profitability. For more information about CDC Respond, please visit: www.cdcrespond.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning), and SCM (supply chain management), e-M-POWER (discrete manufacturing), CDC Supply Chain (supply chain management ,warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets.  For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and includes statements relating to our expectations to post a substantial increase in CDC Respond license revenue growth over prior periods, our beliefs regarding customer retention rates for CDC Respond and reasons therefore, our beliefs regarding CDC Respond and the functionality and benefits thereof for users, our beliefs regarding trends in growth rates for CDC Respond and enterprise complaint and feedback management solutions, our beliefs regarding the strategic positioning for CDC Respond and CDC Respond’s second half pipeline and other statements that are not historical fact. These statements are based on management’s current expectations and are subject to risks, uncertainties and assumptions. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the market; the continued ability of CDC Respond solutions to address industry-specific requirements of companies demand for and market acceptance of new and existing enterprise complaint and feedback management solutions; development of new functionalities which would allow companies to compete more effectively and changes in the type of information required to compete in the targeted vertical markets. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on July 2, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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